Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center website and online on certain Charter social media channels.

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

NEW YORK STATE APPROVES CHARTER/TIME WARNER CABLE TRANSACTION

“Earlier today, the New York State Public Service Commission voted to approve the merger of Time Warner Cable and Charter Communications, which will dramatically improve broadband availability for millions of New Yorkers and lead to more than $1 billion in direct investments and consumer benefits.” (Press Release, “10th Proposal of Governor Cuomo’s 2016 Agenda: Dramatically Expand and Improve Access to High-Speed Internet Statewide” Governor Cuomo, 1/8/16)

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“The Commission’s merger requirements will deliver broadband speed upgrades to 100 Mbps statewide by the end of 2018, and 300 Mbps by the end of 2019. This benefits two million Upstate broadband customers. The highest speed offered by Time Warner Cable north of New York City is 50 Mbps so customers will experience significant speed upgrades. The merger conditions further require that Charter offer high speed broadband to 145,000 unserved customers who currently have no high speed broadband at all.” (Press Release, “10th Proposal of Governor Cuomo’s 2016 Agenda: Dramatically Expand and Improve Access to High-Speed Internet Statewide” Governor Cuomo, 1/8/16)

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“Charter would offer a minimum internet speed of 60 megabits per second, which is faster than the top speed of 50 Mbps that Time Warner Cable currently offers in most Upstate markets, the company said. Charter's standard price for the 60-Mbps service is $60 a month. Time Warner cable charges $58 a month plus an $8 monthly modem fee for 15 Mbps, and $108 plus an $8 modem fee for 50 Mbps, Charter said in a document filed with the PSC. Charter has pledged not to impose data caps, usage-based pricing, modem fees or early termination fees. It said it also will not pass on federal or state Universal Service Fund fees to customers.” (Tim Knauss, “Faster internet? Cheaper prices? NY regulators review Charter-Time Warner merger,” Syracuse.com, 1/7/16)

Governor Cuomo: “The merger of Time Warner Cable and Charter Communications will result in a historic investment in New York’s Internet landscape that improves quality, reliability, speed and affordability for all New Yorkers. Alongside our New NY Broadband Program, we are bridging the digital divide for underserved communities and guaranteeing our position as a national leader in opportunity, cutting-edge technology and innovation.” (Press Release, “10th Proposal of Governor Cuomo’s 2016 Agenda: Dramatically Expand and Improve Access to High-Speed Internet Statewide” Governor Cuomo, 1/8/16)

Audrey Zibelman, chair of the Public Service Commission: “I’m hopeful with all of these conditions, we really are going to be in a position that in the next several years we’re going to see all New Yorkers have access to well-priced, high-speed, modern Internet services.” (Jon Campbell, “NY Regulators Approve TWC, Charter Deal With Conditions,” Democrat & Chronicle, 1/8/16)

Marc Morial, CEO, National Urban League: "Governor Cuomo’s efforts in shepherding the pending transactions through the New York PSC will benefit the communities we serve through Charter’s diversity and inclusion initiatives, low-income broadband offering and commitment to faster broadband and superior technology at a better value for customers.”

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

Rev. Jacques Andre DeGraff, Founding Member of One Hundred Black Men of New York; Founding Member Eagle Academy: "I applaud Governor Cuomo’s efforts around the pending transactions and look forward to welcoming Charter once the transactions are approved by the Federal Communications Commission. New Yorkers will benefit from Charter’s diversity and inclusion initiatives, low-income broadband offering and commitment to faster broadband and superior technology at a better value for customers.”

Kathryn Wylde, President & CEO, Partnership for New York City: “As an organization made up of business leaders who collectively employ 1.5 million New Yorkers, we applaud the New York PSC’s decision to approve the Charter-Time Warner Cable transaction. The approval will pave the way for New Charter to add American jobs, bring faster broadband speeds to underserved areas and contribute to improved broadband infrastructure.”

Michael Hardy, Executive Vice President and Chief Counsel, National Action Network, an organization founded and run by Reverend Al Sharpton: “The National Action Network thanks Governor Cuomo for supporting the merger of Charter Communications, Time Warner Cable and Bright House Networks. New Charter has pledged to provide affordable, high speed broadband to underserved families, removing the barriers to technology for those who need it the most. Low-income New Yorkers stand to greatly benefit from the combined New Charter and we look forward to the final transaction being approved.”

News Coverage of PSC Announcement:

Democrat & Chronicle: NY Regulators Approve TWC, Charter Deal With Conditions
Syracuse.com: NY Approves Charter-Time Warner Cable Merger With Faster Broadband, Lower Prices
Syracuse.com: Faster Internet? Cheaper Prices? NY Regulators Review Charter-Time Warner Merger
Albany Times Union: NY Approves Charter's $55 Billion Acquisition Of Time Warner Cable, With $1 Billion In Conditions
Associated Press: Regulators approve Charter's buy of Time Warner Cable in NY
The Washington Post: Charter Just Got A Big Gift From New York Regulators
Broadcasting & Cable: Charter: New York State Approves Time Warner Cable Deal
Albany Business Review: Charter Acquisition Of Time Warner Cable Approved By State
DSL Reports: New York State Approves Charter, Time Warner Cable Merger

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400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com

www.charterresourcecenter.com @CharterGov * Facebook.com/CharterGov

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.

400 Atlantic Street, Stamford, CT 06901 | (203) 905-7801 | www.charterresourcecenter.com